SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
[December 2, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-___

SIGNATURES
Date  December 2, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel
Metso Corporation

Metso Oyj’s largest shareholders according to the shareholder register on December 1, 2005
(Helsinki, Finland, December 2, 2005) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso’s Annual General Meeting decided on April 4, 2005 to establish a Nomination Committee to prepare proposals for the next Annual General Meeting on the composition of the Board of Directors along with the director remuneration.
The right to nominate members to represent shareholders in the Committee belongs to the four shareholders who hold the most votes in Metso on December 1 prior to the General Meeting. The Chairman of the Board will convene the Nomination Committee, and the Committee will elect a chairman from among its members.
According to the shareholder register, Metso Oyj’s four largest shareholders on December 1, 2005 were: State of Finland (15,695,287 shares or 11.08% of share capital), Cevian Capital G.P. Limited (7,011,607 shares or 4.95 % of share capital), Ilmarinen Mutual Pension Insurance Company (2,508,409 shares or 1.77% of share capital) and Varma Mutual Pension Insurance Company (2,463,769 shares or 1.74% of share capital).
Metso Corporation’s next Annual General Meeting is planned to be held on April 4, 2006.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
www.metso.com
For further information, please contact:
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation, tel. +358 20 43240
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.